                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK  ONE):  [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
               [ ] Form N-SAR

                 For Period Ended: March 31, 2000
                                  --------------------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
    EB2B COMMERCE, INC
--------------------------------------------------------------------------------
Full Name of Registrant
    DYNAMICWEB ENTERPRISES, INC.
--------------------------------------------------------------------------------
Former Name if Applicable
    29 West 38th Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
    New York, NY 10018
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

By reason of the reverse merger of the Company, consummated on April 18, 2000, the management of the Company was completely changed. In particular the Chief Financial Officer was appointed to the Company on such date. Due to this transition, the Company was unable to complete its Form 10-Q filing within the required timeframe.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
        VICTOR L. CISARIO                      212               868-0920
    ---------------------------------- ----------------- ----------------------
              (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           [X] Yes  [ ]  No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            [X]  Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Loss attributed to common stockholders ("Net Loss") was $2,541,000 and $3,464,000 as compared to $1,072,000 and $1,896,000 for the three and six month periods ended March 31, 2000 and 1999, respectively. The increase in Net Loss was primarily due to the write-down of assets in connection with the issuance of shares of common stock as additional purchase price consideration for a prior acquisition ($658,000), merger related costs ($780,000) and compensation expense for options granted for consulting services provided to the Company ($221,000).


                             EB2B Commerce, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   May 15, 2000                          By   /s/ VICTOR L. CISARIO
        ---------------------------------------    ----------------------------
                                                      Victor L. Cisario
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('SS'232.201 or 'SS'232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter). [Added in Release No. 34-31905 ([p]85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 ([p]85,475),
   effective January 30, 1995, 59 F.R. 67752.]


                           STATEMENT OF DIFFERENCES
                           ------------------------

The section symbol shall be expressed as................................... 'SS'
The paragraph symbol shall be expressed as................................. [p]